UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Portec Rail Products, Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	736212 10 1

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Harold D. Harrison and Sharron A. Harrison are filing this Schedule 13G as a group.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America (for each member of the group)

	5	SOLE VOTING POWER

NUMBER OF		457,113 (See Item 4 below for the number of shares beneficially owned by each member of the group).

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		457,113 (See Item 4 below for the number of shares beneficially owned by each member of the group).

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

457,113 (See Item 4 below for the number of shares beneficially owned by each member of the group).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8% (See Item 4 below for percent of class beneficially owned by each member of group).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN (for each member of the group)

Item 1(a). Name of Issuer:
Portec Rail Products, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
900 Old Freeport Road
Pittsburgh, PA 15238-8250
Item 2(a). Name of Person Filing:
     Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Harold D. Harrison and Sharron A. Harrison are filing this Schedule 13G as a group. The Joint Filing Agreement of Harold D. Harrison and Sharron A. Harrison is attached hereto as Exhibit A.
Item 2(b). Address of Principal Business Office or, if none, Residence:
685 Spring Street
# 168
Friday Harbor, WA 98250-8058
(for each member of the group)
Item 2(c). Citizenship:
United States of America (for each member of the group)
Item 2(d). Title of Class of Securities:
Common Stock, par value $1.00 per share
Item 2(e). CUSIP No.:
736212 10 1
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
               Not Applicable.
Item 4. Ownership:
(a)	Amount Beneficially Owned:

457,113 shares of Common Stock (1)

(b)	Percent of Class:
               4.8% (Based on 9,602,029 shares of the Company’s Common Stock reported as outstanding as of October 31, 2008 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008) (1)
(c)	Number of shares as to which the person filing has:
(i)	Sole power to vote or to direct the vote:
          457,113 shares of Common Stock (1)
(ii)	Shared power to vote or to direct the vote:
          -0-
(iii)	Sole power to dispose or to direct the disposition of:
          457,113 shares of Common Stock (1)
(iv)	Shared power to dispose or to direct the disposition of:
          -0-

(1)	Harold D. Harrison and Sharron A. Harrison, who are husband and wife, beneficially own of record 457,113 shares of Common Stock. Each individual controls the voting and investment power for their respective shares. 44,335 of the shares of Common Stock are being held in an escrow account pursuant to an Escrow Agreement with National City Bank, dated as of September 30, 2004 (the “Escrow Agreement”), that provides for the delivery to Mr. Harrison of such shares on January 3, 2009, subject to certain conditions set forth in the Escrow Agreement, including Mr. Harrison’s continued employment with Salient Systems, Inc., a wholly-owned subsidiary of the Company.
     Each of Harold D. Harrison and Sharron A. Harrison disclaims beneficial ownership of shares of Common Stock owned by the other, and this filing shall not be construed as an admission that either of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such shares of Common Stock of the other.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
In lieu of a separate exhibit, please see Item 2(a).
Item 9. Notice of Dissolution of Group:
               Not Applicable.
Item 10. Certifications:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2009	By:	/s/ Harold D. Harrison Harold D. Harrison

Dated: January 28, 2009	By:	/s/ Sharron A. Harrison Sharron A. Harrison

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing by each of them of Schedule 13G with respect to the shares of Common Stock, par value $1.00 per share, of Portec Rail Products, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.
     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the date set forth beside their respective names.

Dated: January 28, 2009	By:	/s/ Harold D. Harrison Harold D. Harrison

Dated: January 28, 2009	By:	/s/ Sharron A. Harrison Sharron A. Harrison